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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                             AMENDMENT NO. 2 to
                               SCHEDULE 14D-1
                     Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                             AMENDMENT NO. 3 to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
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                        The Petersen Companies, Inc.
                         (Name of Subject Company)

                           EMAP Acquisition Corp.
                                  EMAP plc
                                 (Bidders)
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              Class A Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)
                            --------------------
                                716335 10 4
                   (CUSIP Number of Class of Securities)
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                               Derek Walmsley
                           EMAP Acquisition Corp.
                                c/o EMAP plc
                              1 Lincoln Court
                                Lincoln Road
                            Peterborough PE1 2RF
                                  England
                               (01733) 568900

                               Derek Walmsley
                                  EMAP plc
                              1 Lincoln Court
                                Lincoln Road
                            Peterborough PE1 2RF
                                  England
                               (01733) 568900
        (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidders)
                       ------------------------------

                                  Copy to:
                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000
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                              January 12, 1999
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          This statement amends and supplements the combined Tender Offer
Statement on Schedule 14D-1, as amended by Amendment No. 1 thereto, and Statement on Schedule 13D, as amended by Amendment Nos. 1 and 2 thereto, originally filed with the Securities and Exchange Commission on December 16, 1998 (collectively and as amended, the "Schedule 14D-1 & Schedule 13D"), by EMAP plc, an English public limited company ("Parent"), and EMAP Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), in connection with the offer to purchase all the outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares"), and all the outstanding shares of Class B Common Stock, par value $0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of The Petersen Companies, Inc., a Delaware corporation (the "Company"), at $34 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 &
Schedule 13D.

Item 9.  Certain Information Concerning the Purchaser and Parent.

          Item 9 of the Schedule 14D-1 & Schedule 13D is hereby amended and supplemented by adding thereto the information filed herewith as Exhibits 13.1, 13.2 and 13.3.

Item 11.  Material to be Filed as Exhibits.

          Item 11 of the Schedule 14D-1 & Schedule 13D is hereby amended and supplemented by adding the following exhibits:

          13.1 Audited Financial Statements of Parent for the financial year ended March 31, 1998.

          13.2 1998 Interim Report of Parent (unaudited).

          13.3 Summary of significant differences between UK GAAP and US GAAP as they relate to Parent.

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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 1999


                              EMAP ACQUISITION CORP.,


                              By:  /s/ Christopher R. Innis
                                 ----------------------------
                                 Name:  Christopher R. Innis
                                 Title: President, Secretary and Treasurer


                              EMAP PLC,


                              By:  /s/ Christopher R. Innis
                                 ----------------------------
                                 Name:  Christopher R. Innis
                                 Title: Director of Corporate Strategy


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                               EXHIBIT INDEX


Exhibit
Number                          Exhibit Name                      Page No.

*(a)(1)   Offer to Purchase.......................................
*(a)(2)   Letter of Transmittal...................................
*(a)(3)   Notice Of Guaranteed Delivery...........................
*(a)(4)   Letter to Brokers, Dealers, Banks, Trust Companies and
          Other Nominees..........................................
*(a)(5)   Letter to Clients for use by Brokers, Dealers, Banks,
          Trust Companies and Other Nominees......................
*(a)(6)   Guidelines for Certification of Taxpayer
          Identification Number on Substitute Form W-9............
*(a)(7)   Form of Summary Advertisement dated December 16, 1998...
*(a)(8)   Text of Press Release dated December 15, 1998, issued
          by Parent...............................................
*(a)(9)   Text of Press Release dated January 4, 1999, issued by
          Parent..................................................
*(b)(1) Loan Agreement dated as of December 15, 1998, among Parent and the Lenders party thereto.................................................
*(b)(2)   Bridge Loan Agreement dated as of December 15, 1998,
          among Parent and the Lenders party thereto..............
*(c)(1)   Agreement and Plan of Merger dated as of December 15,
          1998, among Parent, the Purchaser and the Company.......
*(c)(2) Stockholders' Agreement dated as of December 15, 1998, among Parent, the Purchaser and certain stockholders of the Company..........................................
(d)       None....................................................
(e)       Not applicable..........................................
(f)       None....................................................
13.1      Audited Financial Statements of Parent for the
          financial year ended March 31, 1998.....................
13.2      1998 Interim Report of Parent (unaudited)...............
13.3      Summary of significant differences between UK GAAP and
          US GAAP as they relate to Parent........................
*(24) Power of Attorney from Parent to Christopher R. Innis, dated as of December 14, 1998, evidencing such person's authority to sign on behalf of Parent..........

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*Previously filed.

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